Free Writing Prospectus

(To the Prospectus dated August 31, 2007,

Prospectus Supplement dated September 4, 2007, Index Supplement dated

September 4, 2007 and Information Supplement dated December 12, 2007)

Filed Pursuant to Rule 433 Registration No. 333-145845 August 8, 2008

$ Super Track Notes due November 25, 2009 Linked to the Performance of a Basket of Equity Indices and Exchange Traded Funds Medium-Term Notes, Series A, No. E-2446

Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC (Rated AA/Aa1‡)

Basket Initial Valuation Date:	August 22, 2008

Issue Date:	August 27, 2008

Basket Final Valuation Date:	November 20, 2009*

Maturity Date:	November 25, 2009* (resulting in a term to maturity of approximately 15 months)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof

Interest:	We will not pay you interest during the term of the Notes.

Reference Asset:	A basket comprised of the following equity indices (each an “Index”, and together, the “Indices”) and an exchange-traded fund (the “ETF”) (each of the Indices and the EFT a “basket component”, and together, the “basket components”):

Index	Bloomberg Ticker	Weight	C(i) Initial (as defined below)
Dow Jones Industrial AverageSM Index	INDU <Index>	25%	[—]
Nikkei 225TM Index	NKY <Index>	25%	[—]
Dow Jones EURO STOXX 50® Index	SX5E <Index>	25%	[—]

ETF	Bloomberg Ticker	Weight	C(i) Initial (as defined below)
iShares® MSCI Emerging Markets Index Fund	EEM UP <Equity>	25%	[—]

Upside Leverage Factor:	2

Maximum Return:	23.00%-29.00%* * Actual participation date will be determined on the basket initial valuation date.

Payment at Maturity:

Assuming a maximum return of 23.00%, if you hold your notes to maturity, you will receive a cash payment determined as follows:

•        If the basket performance multiplied by the upside leverage factor is equal to or greater than the maximum return, you will receive $1,230 for every $1,000 principal amount of notes calculated as:

$1,000 + (1,000 x 23.00%)

•        If the basket performance multiplied by the upside leverage factor is equal to or greater than zero, but less than the maximum return, you will receive (a) the principal amount of your Notes plus (b) the principal amount multiplied by the product of (i) the basket performance and (ii) the upside leverage factor:

$1,000 + [$1,000 x (basket performance x 2)]

•        If the basket performance is less than zero, you will be fully exposed to any decline in the basket, and you will lose 1% of the principal amount of your note for every 1% that the basket performance is below zero, calculated as:

$1,000 + ($1,000 x basket performance)

You will lose some or all of your investment at maturity if the basket performance is negative.

Basket Performance:

The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the value of each of the basket components from and including the basket initial valuation date to and including the basket final valuation date. The basket performance will be calculated as follows:

C(i) Initial = The closing level or the closing price of each basket component, as applicable, on the basket initial valuation date;

C(i) Final = The closing level or the closing price of each basket component, as applicable, on the basket final valuation date; and

W(i) = Weighting of each basket component, as stated above.

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06738QDV7 and US06738QDV77

‡	The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc, and will be rated Aa1 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.
*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an Index or Indices” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement, “Risk Factors” beginning on page IS-1 of the index supplement, the cover page of the information supplement and “Selected Risk Considerations ” beginning on page FWP-5 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated August 31, 2007, the prospectus supplement dated September 4, 2007, the index supplement dated September 4, 2007, the information supplement dated December 12, 2007, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, index supplement, information supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, index supplement, information supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated August 31, 2007, as supplemented by the prospectus supplement dated September 4, 2007, the index supplement dated September 4, 2007 and the information supplement dated December 12, 2007 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the information supplement and in “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated September 4, 2007 and prospectus dated August 31, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507194615/d424b3.htm

•	Index supplement dated September 4, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507194645/d424b3.htm

•	Information Supplement dated December 12, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507263911/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table illustrates the hypothetical total return at maturity on the Notes. Assuming a maximum return of 23.00%, the “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Basket Performance	Payment at Maturity	Total Return on the Notes
55.00%	$1,230.00	23.00%
45.00%	$1,230.00	23.00%
35.00%	$1,230.00	23.00%
25.00%	$1,230.00	23.00%

FWP–2

Basket Performance	Payment at Maturity	Total Return on the Notes
15.00%	$1,230.00	23.00%
12.50%	$1,230.00	23.00%
10.00%	$1,200.00	20.00%
7.50%	$1,150.00	15.00%
5.00%	$1,100.00	10.00%
2.50%	$1,050.00	5.00%
0.00%	$1,000.00	0.00%
-5.00%	$1,000.00	0.00%
-10.00%	$1,000.00	0.00%
-20.00%	$1,000.00	0.00%
-30.00%	$1,000.00	0.00%
-40.00%	$1,000.00	0.00%
-50.00%	$1,000.00	0.00%
-60.00%	$1,000.00	0.00%
-70.00%	$1,000.00	0.00%
-80.00%	$1,000.00	0.00%
-90.00%	$1,000.00	0.00%
-100.00%	$1,000.00	0.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated, assuming an initial investment of $1,000.

Example 1: In this case, the basket performance is positive.

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Basket Performance
Dow Jones Industrial AverageSM Index	11431.4300	12803.2016	12.00%	0.25	3.00%
Nikkei 225TM Index	13124.9900	14174.9892	8.00%	0.25	2.00%
Dow Jones EURO STOXX 50® Index	3397.2500	3601.0850	6.00%	0.25	1.50%
iShares® MSCI Emerging Markets Index Fund	41.0600	45.1660	10.00%	0.25	2.50%

Basket					9.00%

Step 2: Calculate the payment at maturity.

Because the basket performance multiplied by 2 is greater than 0% but less than the maximum return of 23.00%, the investor receives a payment at maturity of $1,180.00 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (basket performance x upside leverage factor)]

$1,000 + [$1,000 x (9.00% x 2)] = $1,180.00

Therefore, the payment at maturity is $1,180.00 per $1,000 principal amount Note, representing a 18.00% return on investment over the term of the Notes.

Example 2: In this case, the basket performance is positive.

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Basket Performance
Dow Jones Industrial AverageSM Index	11431.4300	13146.1445	15.00%	0.25	3.75%
Nikkei 225TM Index	13124.9900	15487.4882	18.00%	0.25	4.50%
Dow Jones EURO STOXX 50® Index	3397.2500	3804.9200	12.00%	0.25	3.00%
iShares® MSCI Emerging Markets Index Fund	41.0600	46.8084	14.00%	0.25	3.50%

Basket					14.75%

FWP–3

Step 2: Calculate the payment at maturity.

Because the basket performance multiplied by 2 is greater than the maximum return of 23.00%, the investor receives a payment at maturity of $1,230.00 per $1,000 principal amount Note, equal to the maximum return on the note.

Example 3: In this case, the basket performance is negative

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Basket Performance
Dow Jones Industrial AverageSM Index	11431.4300	10288.2870	-10.00%	0.25	-2.50%
Nikkei 225TM Index	13124.9900	11549.9912	-12.00%	0.25	-3.00%
Dow Jones EURO STOXX 50® Index	3397.2500	3125.4700	-8.00%	0.25	-2.00%
iShares® MSCI Emerging Markets Index Fund	41.0600	38.1858	-7.00%	0.25	-1.75%

Basket					-9.25%

Step 2: Calculate the payment at maturity.

Because the basket performance is less than 0%, the investor will receive a payment at maturity of $907.50 per $1,000 principal amount Note, representing a -9.25 % return on investment over the term of the Notes, calculated as follows:

$1,000 + ($1,000 x basket performance)

$1,000 + ($1,000 x -9.25%) = $907.50

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The basket final valuation date, the maturity date and the payment at maturity are subject to adjustment as described (i) under “Market Disruption Events” in this pricing supplement and (ii) in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an Index or Indices” with respect to the basket components and “Reference Assets—Baskets—Market Disruption Events for Notes with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof” with respect to the reference asset; and

•

For a description of further adjustments that may affect one or more basket components or the reference asset, see “Reference Assets—Indices—Adjustments Relating to Notes with the Reference Asset Comprised of an Index” and “Reference Assets—Baskets—Adjustments Relating to Notes with the Reference Asset Comprised of a Basket”.

•

Appreciation Potential—The Notes provide the opportunity to enhance equity returns by multiplying a positive basket performance by two, up to the maximum return on the Notes of 23.00%, or $1,230.00 for every $1,000 principal amount Note. The actual maximum return on the Notes will be set on the initial valuation date and will not be less than 23.00%. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Diversification Among U.S., European, and Asian Equities of the Basket Components —The return on the Notes is linked to the Dow Jones Industrial AverageSM Index, the Dow Jones EURO STOXX 50® Index, the Nikkei 225TM Index and the iShares® MSCI Emerging Markets Index Fund. The Dow Jones Industrial AverageSM Index is a price-weighted index comprised of 30 common stocks selected at the discretion of the editors of The Wall Street Journal, as representative of the broad market of U.S. industry. For additional information about the Dow Jones Industrial AverageSM Index, see the information set forth under “Equity Indices— Dow Jones Industrial AverageSM Index” in the index supplement. The Dow Jones EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Eurozone. For additional information about the Dow Jones EURO STOXX 50® Index, see the information set forth under “Equity Indices—Dow Jones EURO STOXX 50® Index” in the index supplement. The Nikkei® 225 Index is a price-weighted stock index that measures the composite price performance of 225 underlying stocks trading on the First Section of the Tokyo Stock Exchange, Inc. For additional information about the Nikkei® 225 Index, see the information set forth under “Equity Indices— Nikkei® 225 Index” in the index supplement. The iShares® MSCI Emerging Markets Index Fund, which seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index (the “Underlying Index”), which is designed to measure equity market performance in the global emerging markets. For additional information on the iShares® MSCI Emerging Markets Index Fund, see the information set forth under “Description of the Reference Asset” in this free writing prospectus.

•

Certain U.S. Federal Income Tax Considerations—The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the basket. Subject to the discussion of Section 1260 below, if your Notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss would generally be long term capital gain or loss if you have held your Notes for more than one year.

FWP–4

Although not entirely clear, it is possible that the purchase and ownership of the Notes should be treated in part as a “constructive ownership transaction” with respect to the ETF, which would be subject to the constructive ownership rules of Section 1260 of the Internal Revenue Code. If your Notes were subject to the constructive ownership rules, then any long-term capital gain that you realize upon the sale or maturity of your Notes that is attributable to the appreciation of the shares of the ETF over the term of your Notes would be recharacterized as ordinary income (and you would be subject to an interest charge on deferred tax liability with respect to such capital gain) to the extent that such capital gain exceeds the amount of long-term capital gain that you would have realized had you purchased the actual shares of the ETF on the date that you purchased your Notes and sold the ETF shares on the date of the sale or maturity of the Notes (the “Excess Gain Amount”). Because the maturity payment under the Notes will only reflect the appreciation or depreciation in the value of the shares of the ETF and will not be determined by reference to any short-term capital gains or ordinary income, if any, that is recognized by holders of shares of the ETF, we believe that it is more likely than not that the Excess Gain Amount will be equal to zero, and that the application of the constructive ownership rules will accordingly not have any adverse effects to you. Because the application of the constructive ownership rules is unclear, however, you are strongly urged to consult your tax advisor with respect to the possible application of the constructive ownership rules to your investment in the Notes.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this free writing prospectus is materially correct.

As discussed further in the accompanying information supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect. In addition, legislation has been introduced in Congress that, if enacted, would require holders that acquire the Notes after the bill is enacted to accrue interest income over the term of the Notes despite the fact that there will be no interest payments over the term of the Notes. It is not possible to predict whether this bill or a similar bill will be enacted in the future and whether any such bill would affect the tax treatment of your Notes.

For a further discussion of the tax treatment of your Notes as well as possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement and the discussion under the heading “United States Federal Tax Considerations” in the accompanying information supplement. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this free writing prospectus. You should further consult your tax advisor as to the possible alternative treatments in respect of the Notes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the basket components. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Notes”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”; and

•

“Risk Factors—Additional Risks Relating to Notes with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”

In addition to the risks described above, you should consider the following:

•

Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the basket performance is positive or negative. Your investment will be fully exposed to any decline in the basket performance.

•

Your Maximum Gain on the Notes Is Limited to the Maximum Return—If the basket performance is positive, for each $1,000 principal amount Note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation of the basket, which may be significant. We refer to this percentage as the maximum return, which will be set on the initial valuation date and will not be less than 23.00%.

FWP–5

•

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Certain Features of Exchange-Traded Funds Will Impact the Value of the Notes—The performance of the ETF does not replicate the performance of the MSCI Emerging Markets Index® (the “Underlying Index”). An ETF may not fully replicate the Underlying Index, and may hold securities not included in such Underlying Index. The value of the ETFs to which your Notes is linked is subject to:

•

Management risk. This is the risk that Barclays Global Fund Advisors’ investment strategy for the ETF, the implementation of which is subject to a number of constraints, may not produce the intended results.

•

Derivatives risk. The ETF may invest in stock index futures contracts and other derivatives. A derivative is a financial contract, the value of which depends on, or is derived from, the value of an underlying asset such as a security or an index. Compared to conventional securities, derivatives can be more sensitive to changes in interest rates or to sudden fluctuations in market prices, and thus the ETF’s losses, and, as a consequence, the losses of your Notes, may be greater than if the ETF invested only in conventional securities.

•

The Reference Asset May Underperform the Underlying Index—The performance of the iShares® MSCI Emerging Markets Index Fund may not replicate the performance of, and may underperform, the Underlying Index. Unlike the Underlying Index, the iShares® MSCI Emerging Markets Index Fund will reflect transaction costs and fees that will reduce its relative performance. Moreover, it is also possible that the iShares® MSCI Emerging Markets Index Fund may not fully replicate or may, in certain circumstances, diverge significantly from the performance of the Underlying Index; for example, due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in the iShares® MSCI Emerging Markets Index Fund , differences in trading hours between the iShares® MSCI Emerging Markets Index Fund and the Underlying Index or due to other circumstances. Because the return on your Notes is linked to the performance of the iShares® MSCI Emerging Markets Index Fund and not the Underlying Index, the return on your securities may be less than that of an alternative investment linked directly to the Underlying Index.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Taxes— The federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying information supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until maturity and whether all or part of the gain you may recognize upon sale or maturity of an instrument such as the Notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. In addition, legislation has been introduced in Congress that, if enacted, would require holders that acquire the Notes after the bill is enacted to accrue interest income over the term of the Notes despite the fact that there will be no interest payments over the term of the Notes. It is not possible to predict whether this bill or a similar bill will be enacted in the future and whether any such bill would affect the tax treatment of your Notes. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the basket components;

•	the time to maturity of the Notes;

•	the dividend rate on the stocks underlying the basket components;

•	interest and yield rates in the market generally;

FWP–6

•	a variety of economic, financial, political, regulatory or judicial events, including risks specific to emerging markets;

•	the exchange rate and the volatility of the exchange rate between the U.S. dollar and currencies in which the stocks underlying the ETF are denominated; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

iShares® MSCI Emerging Markets Index Fund

We have derived all information contained in this free writing prospectus regarding iShares® MSCI Emerging Markets Index Fund, including, without limitation, its make-up, method of calculation and changes in its components, from the Prospectus for the iShares MSCI Series dated January 1, 2007 and the Supplement thereto dated February 16, 2007 issued by iShares, Inc. (“iShares®”). Such information reflects the policies of, and is subject to change by, iShares®, Barclays Global Investors, N.A. (“BGI”) and Barclays Global Fund Advisors (“BGFA”). The iShares® MSCI Emerging Markets Index Fund is an investment portfolio maintained and managed by iShares®. BGFA is the investment advisor to the iShares® MSCI Emerging Markets Index Fund. The iShares® MSCI Emerging Markets Index Fund is an exchange traded fund that trades on the New York Stock Exchange (the “NYSE”) under the ticker symbol “EEM.”

iShares® is a registered investment company that consists of numerous separate investment portfolios, including the iShares® MSCI Emerging Markets Index Fund. Information provided to or filed with the SEC by iShares® pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 033-97598 and 811-09102, respectively, through the SEC’s website at http://www.sec.gov. For additional information regarding iShares®, BGFA, the iShares® MSCI Emerging Markets Index Fund, please see the Prospectus. In addition, information about iShares and the iShares® MSCI Emerging Markets Index Fund may be obtained from the iShares® website at www.ishares.com.

Investment Objective and Strategy

The iShares® MSCI Emerging Markets Index Fund (the “ETF”) seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in emerging markets, as measured by the MSCI Emerging Markets Index (the “Underlying Index”). The Underlying Index was developed by Morgan Stanley Capital International Inc. (“MSCI”) as an equity benchmark for international stock performance, and is designed to measure equity market performance in the global emerging markets. As of September 30, 2007, the Underlying Index included equity securities with primary listings in the following countries: Argentina, Brazil, Chile, China, Colombia, the Czech Republic, Egypt, Hungary, India, Indonesia, Israel, Jordan, Malaysia, Mexico, Morocco, Pakistan, Peru, Philippines, Poland, Russia, South Africa, South Korea, Taiwan, Thailand and Turkey. As of September 30, 2007, the ETF’s three largest industries were materials, energy and banks, respectively.

The ETF uses a representative sampling strategy (as described below under “—Representative Sampling”) to try to track the Underlying Index. The ETF generally will invest at least 90% of its assets in the securities of the Underlying Index or in American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”) representing such securities. In addition, in order to improve its portfolio liquidity and its ability to track the Underlying Index, the ETF may invest up to 10% of its assets in (1) securities that are not included in the Underlying Index or in ADRs and GDRs representing such securities and (2) shares of other iShares funds that seek to track the performance of equity securities of constituent countries of the Underlying Index. BGFA will not charge portfolio management fees on that portion of the ETF assets invested in shares of other iShares funds.

Representative Sampling

The ETF pursues a “representative sampling” strategy in attempting to track the performance of Underlying Index, and generally does not hold all of the equity securities included in the Underlying Index. The ETF invests in a representative sample of securities in the Underlying Index, which have a similar investment profile as the Underlying Index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the Underlying Index.

Correlation

The Underlying Index is a theoretical financial calculation, while the ETF is an actual investment portfolio. The performance of the ETF and the Underlying Index will vary somewhat due to transaction costs, asset valuations, foreign currency valuations, market impact, corporate actions (such as mergers and spin-offs) and timing variances. A figure of 100% would indicate perfect correlation. The difference between 100% and the ETF’s actual correlation with the Underlying Index is called “tracking error.” ETF, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using replication indexing strategy. “Replication” is a strategy in which a fund invests in substantially all of the securities in its Underlying Index in approximately the same proportions as in the Underlying Index.

Industry Concentration Policy

The ETF will not concentrate its investments (i.e., hold 25% or more of its total assets in the stocks of a particular industry or group of industries), except that, to the extent practicable, the ETF will concentrate to approximately the same extent that the Underlying Index concentrates in the stocks of such particular industry or group of industries.

Holdings Information

The following tables summarize the ETF’s top holdings in individual companies and by sector as June 30, 2008.

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Top holdings in individual securities as of June 30, 2008.

Company	Percentage of Total Holdings
OAO Gazprom	4.17%
Samsung Electronics Co., Ltd.	3.22%
Petroleo Brasileiro SA Series A	3.12%
Petroleo Brasileiro SA	2.97%
Taiwan Semiconductor Manufacturing Co., Ltd.	2.77%
POSCO	2.56%
Chunghwa Telecom Co., Ltd.	2.26%
China Mobile, Ltd.	2.15%
Cia Viale Do Rio Doce-SP	2.05%
Cia Viale Do Rio Doce	1.76%

Top holdings by sector as of June 30, 2008.

Company	Percentage of Total Holdings
Energy	20.79%
Materials	18.15%
Financials	17.52%
Information Technology	13.64%
Telecommunication Services	11.89%
Industrials	5.71%
Utilities	3.70%
Consumer Discretionary	3.11%
Consumer Staples	2.95%
Health Care	1.68%

The information above was compiled from the iShares® website. We make no representation or warranty as to the accuracy of the information above. The information on the iShares® website is not, and should not be considered, incorporated by reference herein.

iShares® is a registered mark of BGI. The Notes are not sponsored, endorsed, sold, or promoted by BGI. BGI makes no representations or warranties to the owners of the Notes or any member of the public regarding the advisability of investing in the Notes. BGI has no obligation or liability in connection with the operation, marketing, trading or sale of the Notes.

Discontinuance of the ETF

If the ETF (or any successor fund (as defined herein)) is de-listed from the New York Stock Exchange (or any other relevant exchange), liquidated or otherwise terminated, the calculation agent will substitute an exchange-traded fund (such substituted exchange-traded fund being referred to herein as a “successor fund”) that the calculation agent determines, in its sole discretion, is comparable to the discontinued ETF (or discontinued successor fund). If a successor fund is selected, that successor fund will be substituted for the discontinued ETF (or discontinued successor fund) for all purposes of the Notes. Upon any selection by the calculation agent of a successor fund, the calculation agent may adjust any variable described in this document, including, without limitation, the number of reference shares that each Note represents, the apportioned dividends on the final observation date, the share performance on the final observation date or the closing price on any given date, as, in the good faith judgment of the calculation agent, may be and for such time as may be necessary to render the successor fund comparable to the discontinued ETF (or discontinued successor fund) for purposes of the Notes. Upon any selection by the calculation agent of a successor fund, the calculation agent will provide written notice to the trustee, and the trustee will furnish written notice thereof, to the extent the trustee is required to under the senior debt indenture, to each Noteholder, or in the case of global notes, the depositary, as holder of the global notes, stating the selection made.

If the ETF (or any successor fund) is de-listed, liquidated or otherwise terminated and the calculation agent determines that no successor fund is available, then the calculation agent may, at its sole discretion, accelerate the maturity date to the day which is four business days after the date of such de-listing, liquidation or termination, as applicable. In the event of such an acceleration, we shall pay to you the amount payable at maturity, and for the purposes of that calculation, the final price will be deemed to be the closing price on the trading day corresponding to the date of the de-listing, liquidation or termination (or, if such date is not a trading day, the immediately preceding trading day), unless the calculation agent determines in his sole discretion that another day is more appropriate to, as closely as reasonably possible, replicate the discontinued ETF (or discontinued successor fund), in which case, the final price shall be the closing price on such other day. In the event that the calculation agent decides to accelerate the maturity date and to make use of a closing price other than the price on the trading day corresponding to the date of de-listing, liquidation or termination (or the

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immediately preceding trading day, as applicable), the calculation agent will, in its sole discretion, calculate the appropriate closing price of the discontinued ETF (or discontinued successor fund) on any day that such calculation is required by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the discontinued ETF (or discontinued successor fund).

The calculation agent will be solely responsible for the method of determining and/or calculating the closing price of the ETF (or any successor fund) and of any related determinations and calculations, and its determinations and calculations with respect thereto will be conclusive in the absence of manifest error and binding on any investor in the Notes.

The calculation agent will provide information as to the method of calculating the closing price of the ETF (or any successor fund) upon written request by any investor in the Notes.

Antidilution Adjustments

If an event occurs which, in the sole discretion of the calculation agent, has a diluting or concentrative effect on the theoretical value of the ETF shares, the calculation agent may adjust any variable described in this document, including, without limitation, the number of reference shares that each Note represents, the apportioned dividends on the final observation date, the share performance on the final observation date or the closing price on any given date, and will make such adjustments as it deems necessary to negate such diluting or concentrative effect. All such adjustments will occur in the manner described under “Reference Assets—Securities or ‘Linked Shares’—Share Adjustments Relating to Notes with an Equity Security as the Reference Asset—Antidilution Adjustments” in the prospectus supplement.

Market Disruption Events

The final observation date may be postponed and thus the determination of the value of the Notes, as well as the maturity date, as applicable, and may be subject to further adjustment if the calculation agent determines that, on the final observation date, a market disruption event has occurred or is continuing in respect of the ETF. Any of the following will be a market disruption event:

•	a suspension, absence or limitation of trading in the ETF on the relevant exchange (as defined below), as determined by the calculation agent;

•	any event that disrupts or impairs, as determined by the calculation agent, the ability of market participants to effect transactions in, or obtain market values for, the ETF on the relevant exchange;

•

the closure on any day of the relevant exchange where the relevant exchange is scheduled to be open for trading for its regular trading session (a “scheduled trading day”) prior to the scheduled weekday closing time of that market (without regard to after hours or any other trading outside of the regular trading session hours) unless the earlier closing time is announced by the relevant exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such scheduled trading day for the relevant exchange and (ii) the submission deadline for orders to be entered into the relevant exchange system for execution at the close of trading on such scheduled trading day for the relevant exchange;

•	any scheduled trading day on which the relevant exchange fails to open for trading during its regular trading session; or

•

any other event, if the calculation agent determines that the event interferes with our ability or the ability of any of our affiliates to unwind all or a portion of a hedge with respect to the Notes that we or our affiliates have effected or may effect as described under “Use of Proceeds and Hedging” in the prospectus supplement;

and, in any of these events, the calculation agent determines that the event was material.

A limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market, will not be deemed a market disruption event.

In contrast, a suspension or limitation of trading in the ETF on the relevant, by reason of any of:

•	a price change exceeding limits set by that market,

•	an imbalance of orders, or

•	a disparity in bid and ask quotes

will constitute a suspension or material limitation of trading.

“Relevant exchange” means the primary exchange or market of trading for the ETF or the shares of any successor fund. The relevant exchange for the ETF as of the date of this free writing prospectus is the New York Stock Exchange “NYSE”.

If the calculation agent determines that a market disruption event occurs or is continuing on the final observation date, the final observation date will be the first following business day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the final observation date be postponed by more than five business days. If the calculation agent determines that a market disruption event occurs or is continuing on the fifth business day, the calculation agent will make an estimate of (1) the closing price for the ETF that would have prevailed on that fifth business day in the absence of the market disruption event and (2) the apportioned dividends during the period from but excluding the initial observation date to and including that fifth business day, for purposes of calculation of the payment at maturity.

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License Agreements

As indicated below or in the index supplement, Barclays Bank PLC has contracted with the sponsor or publisher of each Index for the rights to use such Index and certain associated trademarks or service marks for such Index. We generally obtain these licenses either on an individual basis for a particular offering of notes or for a term of years. Although we anticipate that we will continue to enter into and renew such licenses, any such license could be terminated upon the occurrence of certain events in the future.

License Agreement with Nikkei Digital Media, Inc.

Barclays Bank PLC will enter into a non-exclusive license agreement with Nikkei Digital Media, Inc. (“NDM”), who is exclusively licensed by Nikkei Inc. to sublicense the use of the Nikkei 225 Index to third parties, whereby we and our affiliates, in exchange for a fee, will be permitted to use the Nikkei 225 Index in connection with the offer and sale of the Notes. We are not affiliated with Nikkei Inc. or NDM; the only relationship between them and us is any licensing of the use of the Nikkei 225 Index and trademarks relating to the Nikkei 225 Index.

License Agreement with Dow Jones & Company, Inc.

We have entered into a non-exclusive license agreement with Dow Jones & Company, Inc. (“Dow Jones”) whereby we, in exchange for a fee, are permitted to use the DJIA Index in connection with certain securities, including the notes. We are not affiliated with Dow Jones; the only relationship between Dow Jones and us is any licensing of the use of Dow Jones’ indices and trademarks relating to them.

“Dow Jones”, “Dow Jones Industrial AverageSM”, “DJIASM” are service marks of Dow Jones. Dow Jones has no relationship to Barclays Bank PLC, other than the licensing of the Dow Jones Industrial Average (DJIA) and its service marks for use in connection with the notes.

Dow Jones does not:

•	Sponsor, endorse, sell or promote the notes.

•	Recommend that any person invest in the notes or any other financial products.

•	Have any responsibility or liability for or make any decisions about the timing, amount or pricing of notes.

•	Have any responsibility or liability for the administration, management or marketing of the notes.

•	Consider the needs of the notes or the owners of the notes in determining, composing or calculating the DJIA or have any obligation to do so.

Dow Jones will not have any liability in connection with the notes. Specifically,

•	Dow Jones does not make any warranty, express or implied, and Dow Jones disclaims any warranty about:

•	The results to be obtained by the notes, the owner of the notes or any other person in connection with the use of the DJIA and the data included in the DJIA;

•	The accuracy or completeness of the DJIA or its data;

•	The merchantability and the fitness for a particular purpose or use of the DJIA or its data;

•	Dow Jones will have no liability for any errors, omissions or interruptions in the DJIA or its data;

•	Under no circumstances will Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if Dow Jones knows that they might occur.

The licensing relating to the use of the indexes and trademarks referred to above by Barclays Bank PLC is solely for the benefit of Barclays Bank PLC, and not for any other third parties.

Historical Information

The following graph sets forth the historical performance of the basket components based on the daily closing level from January 2, 2001 through August 6, 2008. On August 6, 2008, Dow Jones Industrial AverageSM Index closing level was 11,431.4300, the Dow Jones EURO STOXX 50® Index closing level was 3,397.2500, the Nikkei 225TM Index closing level was 13,124.9900 and iShares® MSCI Emerging Markets Index Fund closing price was 41.0600. We obtained the closing levels and closing price below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical levels of the basket components should not be taken as an indication of future performance, and no assurance can be given as to the closing levels on the basket final valuation date. We cannot give you assurance that the performance of the basket on the basket final valuation date will result in the return of any of your initial investment.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

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